U.S. Securities and Exchange Commission
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
Submitted pursuant to Rule 14a-6(g)

1.	Name of the Registrant: Telephone and Data Systems, Inc.

2.	Name of person relying on exemption: Southeastern Asset Management, Inc.

3.	Address of person relying on exemption: 6410 Poplar Avenue, Suite 900, Memphis, TN 38119

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1):

Exhibit 1: May 13, 2009 Press Release

Southeastern Asset Management to Present at Forum for Telephone and Data Systems, Inc. Shareholders
Forum to focus on investment valuation of strategic alternatives to enhance shareholder value
MEMPHIS, Tenn. and NEW YORK — May 13, 2009 — Southeastern Asset Management, Inc. (“Southeastern”), investment advisor to Longleaf Partners Fund (“Longleaf”), will present its views this week with regard to its investment in Telephone and Data Systems, Inc. (“TDS” or the “Company”) (NYSE: TDS) at an open shareholder forum.
The Forum’s program was initiated with the support of Southeastern and conducted through the Shareholder Forum, an investor advocacy organization chaired by Gary Lutin. The event will take place on Thursday, May 14, 2009, at the New York Society of Security Analysts (“NYSSA”) in New York City from 3:00 p.m. to 5:00 p.m. ET. The Forum will focus on investment valuations of strategic alternatives for TDS. In addition, on the following day, Friday, May 15, 2009, via teleconference, Southeastern will join proxy advisor Glass Lewis to discuss governance implications. The Friday teleconference will be available to Forum attendees and Glass Lewis clients through Glass Lewis’ “Proxy Talk” conference call.
Shareholders, including Southeastern, will have the opportunity to express their views with regard to the stewardship and strategic direction of TDS.
“We feel strongly that TDS is at a critical juncture and that poor decision-making from its management and Board can severely impair TDS’ future and further compromise value for shareholders,” said O. Mason Hawkins, CEO, Southeastern. “At the Forum, it is our intention to express and discuss our views directly with other TDS shareholders and explore solutions to address the company’s main strategic problems. In our view, the current stewardship of TDS is negatively affecting shareholder value, but we believe that simple fixes are available for the challenges the Company must address.”
The Forum is free of charge and open to all shareholders of TDS and its subsidiary, United States Cellular Corporation (NYSE: USM), and to any fiduciaries or professionals concerned with their investment decisions.
For more information, please see www.shareholderforum.com/tds/.
ABOUT SOUTHEASTERN ASSET MANAGEMENT
Southeastern Asset Management, Inc., headquartered in Memphis, Tenn., is an investment management firm acting as the investment advisor to the three Longleaf Partners Funds: Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund. Southeastern was established in 1975, and the first of the Longleaf Partners Funds was launched in 1987. Southeastern has sole or shared voting authority over 2,838,648 common and 14,776,895 special common shares of TDS.